FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of ______ June ______, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___√___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___√___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Contact:
Morris Perlis
Mad Catz Interactive, Inc.
416-368-4449 ext. 239
mperlis@madcatz.com

Peter Casey
Adam Friedman Associates
212-981-2529 ext. 14
peter@adam-friedman.com

HOLD FOR CALL

MAD CATZ INTERACTIVE, INC. REPORTS RECORD SALES OF $83 MILLION FOR FY 2002 AND EPS OF $0.03

FY 2002 Sales Up 49%; Fourth Quarter Sales Up 123%

Toronto, Ontario – June 4, 2002 – Mad Catz Interactive, Inc., (TSE/AMEX: MCZ), a leading manufacturer of video game accessories, today announced record sales results for the fourth quarter and fiscal year ended March 31, 2002.

Financial Highlights
(All amounts are in U.S. dollars)
Fourth Quarter Results
For the fourth quarter ended March 31, 2002, net sales from continuing operations increased 123% to $15.8 million, as compared to net sales of $7.1 million for the same period last year.

Gross profit from continuing operations for the quarter was $3.3 million, or 20.8% of net sales, as compared to $1.3 million, or 18.5% of net sales, for the same period a year ago.

SG&A from continuing operations for the quarter ended March 31, 2002 was $2.2 million as compared to $2.9 million for the same period last year. Selling expenses as a percentage of net sales decreased to 8.2% as compared to 14.8% for the same period last year. Administrative expenses as a percentage of net sales were 6.0% as compared to 26.0% for the same period last year, representing the third straight year-on-year quarterly decline.

EBITDA from continuing operations increased to $1.1 million for the quarter as compared to a loss of $1.6 million for the same period a year ago. Income before taxes and goodwill for the quarter ended March 31, 2002 was $0.1 million, or $0.00 per share, as compared to a loss of $2.6 million, or $0.10 per share, for the same period in fiscal 2001. Net loss after taxes and goodwill charges from continuing operations for the quarter was $0.2 million, or $0.00 per share, as compared to a loss of $5.1 million, or $0.11 per share, for the same period last year.

Fiscal Year 2002 Results
For the year ended March 31, 2002, net sales from continuing operations were $83.3 million as compared to $55.8 million for fiscal 2001, an increase of more than 49%.

Gross profit for the year increased 48.3% to $18.4 million, or 22.1% of net sales, as compared to $12.4 million, or 22.3% of net sales, for fiscal 2001.

For the year ended March 31, 2002, SG&A from continuing operations was $12.2 million as compared to $10.7 million last year. Selling expenses as a percentage of net sales decreased to

8.7% as compared to 8.9% last year. Administrative expenses as a percentage of net sales decreased to 5.9% as compared to 10.3% for fiscal 2001.

EBITDA from continuing operations for the year ended March 31, 2002, was $6.2 million as compared to $1.7 million, a 257% increase, last year. Income before taxes and goodwill for the year ended March 31, 2002 was $4.0 million, as compared to a loss of $0.6 million, for fiscal 2001. Net income for the year was $1.5 million, or $0.03 per share, as compared to a loss of $22.9 million, or a loss of $0.51 per share last year.

Management Perspective and Analysis

Commenting on Mad Catz' year-end results, Morris Perlis, President and CEO of Mad Catz Interactive, Inc. said, "I am very pleased with these strong sales results which clearly indicate that we have entered the "sweet spot" of the current industry cycle. The 123% sales increase for the quarter reflects our success at expanding our retail penetration of SKUs into existing accounts as well as adding new customers. Most notably, we will be placing a substantial number of SKUs in two additional national chains in the coming quarter. Also reflected in our numbers is the initial success we have experienced in the European market.

"Achieving our goal of a profit of $0.03 per share on sales of $83 million for the year is particularly satisfying and demonstrates that we can continue to grow profitably. It is important to note that reserves for price protection related to fiscal 2002 sales, in response to the recent first party price cuts, are already reflected in our year-end results. We continue to implement an active program of cost reductions through which we expect our bottom line to improve," he stated.

Mr. Perlis added, "I am also pleased with the strength of our balance sheet. Inventory levels were also kept in check during the quarter in spite of additional inventory necessary for Game Boy Advance, Xbox and GameCube, plus inventory necessary to support European sales. Mad Catz ended the year utilizing only $4.3 million of our line of credit as compared to $8.7 million the previous year end, even in the face of stronger sales."

"Within the last few weeks all the major console manufacturers announced console price reductions which are traditionally very positive for our peripheral sales. In addition, they announced price reductions on specific peripherals, some of which compete with Mad Catz. As a reaction to this, we have reduced prices on those items, representing 18% of our total volume. Historically, the decrease in console costs has driven increases in volume which could more than offset these price reductions. While it is too early to determine the precise impact, we are hopeful that the net effect will be positive. We anticipate that the picture will be much clearer by mid-June at which time we will make an announcement regarding the anticipated impact on our sales and earnings for the year," he added.

"The recently concluded Electronics Entertainment Expo (E3) was once again a great success for us. At the show we debuted the Company's Fall 2002 line of peripherals for PlayStation 2, Xbox, GameCube and Game Boy Advance – more than 23 products in all. We are particularly excited by the upcoming launch of the new Lynx wireless controllers that we have designed for PlayStation 2 and Xbox, which utilize radio frequency technology comparable to high-end cordless phones. The MicroCON controllers for PlayStation 2, Xbox and GameCube, smaller versions of Mad Catz' standard controllers, created to provide greater comfort and control for gamers, were also a huge hit with attendees. Also shown was the Dual Force 2 Skin Controller, which allows players to change different design skins on the controller featuring lifestyle, sports and artwork for more customized game play," Mr. Perlis said.

"We believe that these products offer a unique value proposition to our customers. They are distinctive and priced competitively and we expect these new products to be extremely well received by the market as the installed base of these new consoles continues to grow," he added.

"During the show, we met with many analysts, investors and press who are familiar with Mad Catz as well as several who are new to the story. We are looking forward to continuing a dialogue with them," Mr. Perlis added.

"We believe that we are rapidly becoming the leader in the accessories business through our design and delivery of high quality products that meet the demands of the gaming public. Concurrently, we are becoming a favored vendor to the large high volume retailers in this sector, in part due to our effective category management program," Mr. Perlis concluded.

Darren Richardson, President and COO of Mad Catz stated, "The key drivers during the year were sales of our existing line-up of products for PS2 and Game Boy Advance coupled with the highly successful launch of our full line of accessories for Microsoft's Xbox and Nintendo's GameCube in North America."

"Retail sell through of our new products for the Xbox and GameCube consoles continue to exceed our expectations in the North American market leading to strong replenishment orders during the fourth quarter of fiscal 2002. Moreover, as the price of consoles has been significantly reduced, early indications from our retailers are that this has led to very strong sales. Therefore we anticipate increasing sales of our accessories through 2003," he said.

"Also during the year we launched the Company's full line of products in time for the European release of Xbox and GameCube. This launch, coupled with the opening of our London office further reinforces our expectations for success of this expanding market," he concluded.

Conference Call Reminder

As a reminder, today at 11:00 a.m. EDT, Mad Catz Interactive, Inc.'s President and Chief Executive Officer Morris Perlis, will host a conference call to discuss these results. To participate on the call, please dial in the U.S. and Canada 800-388-8975. International callers can participate by dialing 973-694-2225. A live listen-only simulcast of the Mad Catz Interactive, Inc. conference call will be available online at www.madcatz.com.

About Mad Catz Interactive, Inc.

Mad Catz Interactive, Inc., (www.madcatz.com), designs, develops, manufactures and markets a full range of accessories for video game consoles and PC gaming systems. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry. Headquartered in San Diego, California, Mad Catz has offices in the U.S., U.K. and Asia, as well as distributors in the U.S., Canada, Europe and Australia.

This press release contains forward-looking statements about the Company's financial results and estimates, and business prospects that involve substantial risks and uncertainties. The Company assumes no obligation to update the forward-looking statements contained in this press release as a result of new information or future events or developments. You can identify these statements by the fact that they use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the ability to maintain or renew the

Company's licenses; competitive developments affecting our current products; first party price reductions; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; market and general economic conditions. A further list and description of these risks, uncertainties and other matters can be found in the Company's reports filed with the Securities and Exchange Commission.

###

Consolidated Financial Statements of

Mad Catz Interactive, Inc.

Year ended March 31, 2002

MAD CATZ INTERACTIVE, Inc.

Consolidated Statements of Operations - Unaudited
Expressed in United States Dollars

	3 Months Ended 31-Mar-02	3 Months Ended 31-Mar-01	Year Ended 31-Mar-02	Year Ended 31-Mar-01
Net sales	$ 15,820,318	$ 7,102,257	$ 83,337,134	$ 55,781,630
Cost of sales	12,533,024	5,790,630	64,927,895	43,367,087
Gross profit	3,287,294	1,311,627	18,409,239	12,414,543
Expenses:				
Selling expenses	1,289,440	1,049,310	7,276,113	4,955,479
Administrative expenses	947,791	1,846,254	4,934,693	5,722,279
Interest expense	624,651	479,239	985,342	1,064,195
Interest on bank term loan	-	4,051	-	4,051
Interest on subordinated debt	-	172,857	246,781	390,771
Amortization	335,940	196,694	1,009,936	717,889
Other (income) expenses		84,230	-	-
Foreign exchange (gain)/loss	28	42,802	(60,511)	191,667
	3,197,850	3,875,437	14,392,354	13,046,331
Income before income taxes & goodwill charges	89,444	(2,563,810)	4,016,885	(631,788)
Income tax expense	36,086	2,345,938	1,855,544	3,069,331
Income before goodwill charges	53,358	(4,909,748)	2,161,341	(3,701,119)
Goodwill charges	244,118	237,673	976,665	950,695
Income/(Loss) from continuing operations	(190,760)	(5,147,421)	1,184,676	(4,651,814)
Gain/(Loss) from discontinued operations	302,095	(14,880,449)	302,095	(18,256,392)
Net Income/(Loss)	111,335	(20,027,870)	1,486,771	(22,908,206)
Retained earnings (deficit), beginning of period	(16,440,029)	2,212,405	(17,815,465)	5,092,741
Retained earnings (deficit), end of period	$ (16,328,694)	$ (17,815,465)	$ (16,328,694)	$ (17,815,465)
Income per share before goodwill charges and discontinued operations	$ 0.00	$ (0.10)	$ 0.04	$ (0.08)
Income/(Loss) per share on discontinued operations	$ 0.01	$ (0.31)	$ 0.01	$ (0.40)
Income/(Loss) per share on goodwill charges	$ 0.00	$ 0.00	$ (0.02)	$ (0.02)
Income/(Loss) per share	$ 0.00	$ (0.42)	$ 0.03	$ (0.51)
Fully diluted Income/(Loss) per share	$ 0.00	$ (0.42)	$ 0.03	$ (0.51)
Weighted average number of common shares outstanding	52,902,992	48,203,035	51,188,889	45,297,305

MAD CATZ INTERACTIVE, Inc.

Consolidated Balance Sheets
Expressed in United States Dollars
As at March 31, 2002 and March 31, 2001

		31-Mar-02 Unaudited	31-Mar-01 Audited
ASSETS			
Current assets:			
Cash	$	1,902,966	1,455,480
Accounts receivable		10,276,547	6,810,779
Inventories		15,918,898	13,493,306
Prepaid expenses and deposits		634,886	658,373
Current portion of future income tax assets		2,070,835	2,484,398
Deferred tax asset		-	-
Income tax receivable		267,495	178,235
		31,071,627	**25,080,571**
Deferred financing fees		841,817	1,324,992
Capital assets		1,919,749	1,733,516
Goodwill		16,362,175	17,529,191
	$	**50,195,368**	**45,668,270**
LIABILITIES and SHAREHOLDERS' EQUITY			
Current liabilities:			
Bank loan		4,335,084	8,670,796
Accounts payable and accrued liabilities		16,106,044	8,562,687
Subordinated debt		-	3,338,719
		20,441,128	**20,572,202**
Future tax liability		136,886	407,182
Shareholders' equity:			
Capital stock		45,554,910	41,823,042
Retained deficit		(16,328,694)	(17,815,465)
Cumulative translation adjustment		391,138	681,309
		29,617,354	**24,688,886**
	$	**50,195,368**	**45,668,270**

See accompanying notes to the consolidated financial statements

MAD CATZ INTERACTIVE, Inc.

Consolidated Cash Flow Statements - Unaudited
Expressed in United States Dollars

Cash provided by (used in)		3 Months Ended 31-Mar-02		3 Months Ended 31-Mar-01		Year Ended 31-Mar-02		Year Ended 31-Mar-01
Operating Activities:								
Net Income/(Loss)	$	111,335	$	(20,027,870)	$	1,486,771	$	(22,908,206)
Adjusted for (income)/loss from discontinued operations		(302,095)		14,880,449		(302,095)		17,755,809
Items not involving cash:								
Amortization of deferred financing fees		119,375		474,729		603,465		706,633
Foreign exchange		28		271,696		(60,511)		198,451
Amortization		562,614		434,367		1,986,601		1,668,583
Future income tax assets		276,452		3,062,795		143,267		895,954
Write-off of investment		-		258,724		-		258,724
Changes in non-cash operating working capital								
Accounts receivable		17,279,731		26,936,388		(3,462,953)		7,862,764
Prepaid expenses & deposits		380,051		136,199		(96,663)		184,272
Inventories		(3,425,290)		5,910,143		(2,411,279)		4,377,256
Accounts payable and accrued liabilities		(7,693,731)		(8,287,405)		7,377,328		(2,803,756)
Income tax (receivable)/payable		(1,873,811)		(173,610)		12,027		1,390,409
Cash provided by (used in) continuing operations		5,434,659		23,876,605		5,275,958		9,586,893
Cash provided by (used in) discontinued operations [1]		302,095		(6,785,748)		302,095		(8,527,219)
Investing Activities:								
Purchase of capital assets		(396,382)		(189,478)		(1,103,614)		(1,180,773)
Investments		-		-		-		-
		(396,382)		(189,478)		(1,103,614)		(1,180,773)
Financing Activities:								
Deferred financing fees		-		-		-		(1,976,504)
Shareholder advances		-		3,672		-		3,672
Subordinated debt		-		-		-		4,757,978
Repayment of Subordinated debt		-		-		-		(1,614,276)
Bank Indebtedness		-		-		-		(3,930,551)
Bank loan		(4,293,000)		(17,239,058)		(4,349,018)		4,123,809
Bank term loan		-		-		-		(155,541)
Mad Catz Obligation		-		-		-		(3,656,281)
Proceeds from issue of share capital		5,283		-		367,100		4,057,244
Transaction costs		-		-		-		(85,095)
		(4,287,717)		(17,235,386)		(3,981,918)		1,524,455
Effects of exchange rate changes on cash		(6,219)		14,443		(45,035)		52,124
Net (decrease)/increase in cash		1,046,436		(319,563)		447,486		1,455,480
Cash at beginning of period		856,530		1,775,043		1,455,480		-
Cash at end of period	$	1,902,966	$	1,455,480	$	1,902,966	$	1,455,480

[1] Derived as follows:

	3 Months Ended 31-Mar-02	3 Months Ended 31-Mar-01	Year Ended 31-Mar-02	Year Ended 31-Mar-01
Net earnings/(loss) from discontinued operations	302,095	(14,880,449)	302,095	(17,755,809)
Amortization	-	4,623,132		5,752,704
Future tax assets	-	3,471,569	-	3,475,886
	302,095	(6,785,748)	302,095	(8,527,219)

MAD CATZ INTERACTIVE, Inc.

Notes to consolidated financial statements

Note 1
BASIS OF PRESENTATION AND DISCONTINUED OPERATIONS

The unaudited interim period consolidated financial statements as at March 31, 2002, have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all information required for complete financial statements. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as noted in Note 2. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended March 31, 2001.

These unaudited interim consolidated financial statements reflect all adjustments, all of which are normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, 1328158 Ontario Inc. ("Mad Catz Canada"), Xencet Massachusetts Inc., FinanceCo, Xencet U.S. Inc., Singapore Holdings Inc., Spoxt Pte Ltd., Mad Catz Inc., FX Unlimited Inc., Madcatz Europe Ltd, Madcatz Ltd and Mad Catz (Asia) Limited.

During the year ended March 31, 2001 the Company adopted a formal plan to dispose of the assets and business operations of its GTI (previously played video game business) and ZapYou.com (internet distribution) business units. As at September 30, 2001, all of the assets, except cash, of GTI and Zapyou.com had been disposed. The Company will maintain a provision for accounts payable and accrued liabilities until such time that all recognized obligations of the previous GTI and Zapyou.com business are settled.

During the year ended March 31, 2002 the Company recorded a net profit of $302,095 (2001 - net loss of $28,777,551) net of income taxes of nil (2001 - income taxes of nil) in respect of GTI and ZapYou.com. Net sales applicable to GTI and ZapYou.com during the year presented were $nil (2001 - $25,214,562).

The consolidated balance sheets include the following assets related to discontinued operations:

	31-Mar-02 Unaudited	31-Mar-01 Audited
Cash	$ 520,836	$ 802,359
Inventories	-	2,140,804
Accounts receivable	-	1,634,818
Capital assets	-	69,784
	$ 520,836	$ 4,647,765

The liabilities of the GTI and ZapYou.com business units, which are included in the consolidated balance sheets are as follows:

	31-Mar-02 Unaudited	31-Mar-01 Audited
Bank loan	$ -	$ 1,928,913
Accounts payable and accrued liabilities	424,305	2,627,291
	$ 424,305	$ 4,556,204

Note 2
FOREIGN EXCHANGE

The Company has adopted the United States dollar as its reporting currency for its financial statements, commencing April 1, 2001. Comparative figures previously reported in Canadian dollars have been translated at the exchange in effect on March 31, 2001.

The United States dollar is the functional currency of the Company's United States operations.
The Canadian dollar is the functional currency of the Company's Canadian operations, which are translated to United States dollars using the current rate method.
The British Pound is the functional currency of the Company's UK operations, which are translated to United States dollars using the current rate method.

Note 3
SEGMENTED DATA

The Company's sales and capital assets are attributable to the following countries:

	3 months ended 31-Mar-02 Unaudited	3 months ended 31-Mar-01 Unaudited	Year ended 31-Mar-02 Unaudited	Year ended 31-Mar-01 Unaudited
Sales				
Canada	$ 191,306	$ 301,021	$ 1,450,556	$ 1,697,398
United States	12,808,143	5,044,362	71,743,787	44,553,329
International	2,820,869	1,756,874	10,142,791	9,530,903
	$ 15,820,318	$ 7,102,257	$ 83,337,134	$ 55,781,630

Revenues are attributed to countries based on the location of the customer. During the year ended March 31, 2002, the Company sold approximately 48% of its products to two customers (Fiscal 2001 - approximately 43% to two customers).

		31-Mar-02 Unaudited		31-Mar-01 Audited
Capital assets:				
Canada	$	1,175	$	69,783
United States		902,323		557,270
International		1,016,251		1,106,463
		1,919,749		1,733,516
Goodwill:				
Canada		-		-
United States		16,362,175		17,529,191
		16,362,175		17,529,191
	$	18,281,924	$	19,262,707

Note 4 Capital Stock

Common Shares	Number of Shares		Amount
Balance, March 31, 2001	48,203,035	$	41,823,042
Shares issued on conversion of subordinated debt	4,247,478	$	3,361,770
Exercise of stock options under stock option plan	459,035	$	370,098
Balance, March 31, 2002	52,909,548	$	45,554,910

On July 17, 2001, a Director of the Company agreed to convert his outstanding loan to the Company of $3,361,770 into 4,247,478 shares of the Company's common stock at a price of Canadian $1.218 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: June 18, 2002

By: Geofrey Myers
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.